As filed with the SEC on August 14, 2001

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

SEC FILE NUMBER

0-24778

NOTIFICATION OF LATE FILING

[X] Form 10-QSB

For the Quarterly Period Ended June 30, 2001

Part I Registrant Information

Full Name of Registrant: National Health & Safety Corporation

Address of Principal Executive Office (Street and Number)

3811 Bee Cave Road, Suite 210

Austin, Texas 78746

Part II Rules 12b-25(b) and (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject Report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

Part III Narrative

The Report on Form 10-QSB for National Health & Safety Corporation for the quarterly period ended June 30, 2001, is due to be filed on August 14, 2001. The Company needs additional time to resolve accounting issues related to its acquisition of its subsidiary, MedSmart Healthcare Network, Inc. The Company expects that its Form 10-QSB will be filed before August 19, 2001.

Part IV Other Information

(1) Name and telephone number of person to contact in regard to this information.

Lee Polson 512-499-3600

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

In 2000, the company was in chapter 11 bankruptcy reorganization and did not have significant operations or revenues. The company completed its reorganization and emerged from bankruptcy in the first quarter of 2001. When it did so, it recognized and extraordinary gain of $1,955,187 from the cancellation of debt in the reorganization. The company expects to record a net loss from operations and other expenses of $830,662 in the first six months of 2001. The company expects to report total income after the extraordinary gain of $1,124,525 for the first six months of 2001, compared to a total loss of $18,137 for the same period in 2000.

Signatures

National Health & Safety Corporation has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Health & Safety Corporation

Date: August 14, 2001 Jimmy E. Nix II

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Jimmy E. Nix II, Chief Accounting Officer